Exhibit 99.1

Olink to present at the 40th Annual J.P. Morgan Healthcare Conference

UPPSALA, Sweden, January 4, 2022 -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK), today announced it will be virtually participating in the 40th Annual J.P. Morgan Healthcare Conference.

Jon Heimer, CEO, is scheduled to present on Wednesday, January 12th, 2022, at 9:00 am ET.

A live and archived webcast of the event will be available on the “Investors” section of the Company’s website at https://investors.olink.com/investor-relations.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

For more information please contact:

IR Contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media Contact

Andrea Prander

Corporate Communications Manager

Mobile: + 46 768 775 275

andrea.prander@olink.com